211 College Road East Princeton, New Jersey 08540	Telephone: (609) 452-8900 Facsimile: (609) 452-8211 http://www.interpool.com

April 27, 2005

VIA FAX

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Interpool, Inc. Schedule 14A filed January 26, 2005 Form 10-Q for the period ended September 30, 2004 Form 10-K for the year ended December 31, 2003 File No. 001-11862

Dear Ms. Long:

          We have prepared this letter in response to the staff's comment letter dated February 24, 2005 regarding Interpool, Inc.'s Schedule 14A, filed January 26, 2005 (the "Proxy Statement"), Form 10-Q for the period ended September 30, 2004 and Form 10-K for the year ended December 31, 2003 (the "2003 Form 10-K"). This letter supplements our letter to you dated March 7, 2005.

          Set forth below are our responses to the comments of the staff communicated in the February 24, 2005 letter. For your convenience we have included the text of each of the staff's numbered comments immediately before the applicable response.

          We have prepared an amended version of our Proxy Statement in response to the staff's comments (a copy of which is attached to this letter). We would appreciate receiving any comments which the staff may have on the amended Proxy Statement prior to filing it with the SEC. Once the amended Proxy Statement is in final form, we will be filing it electronically via Edgar.

          Please note that, after we received the staff's February 24, 2005 comment letter, we completed and filed our Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") with the SEC. As indicated below, we have taken the staff's comments into account in preparing the 2004 10-K. We will, to the extent the staff requires us to do so, file amendments to our 2003 Form 10-K and our Form 10-Q filings for 2004 to incorporate corresponding changes.

SCHEDULE 14A

General

1.	Please furnish the information required to be in the proxy statement by Rule 14a-5(e).

           Response: Our amended Proxy Statement discloses, under the caption "Stockholder Proposals for the 2005 Annual Meeting," that any proposal of a stockholder intended to be presented at our 2005 Annual Meeting of Stockholders must be received by our Secretary by May 13, 2005, for inclusion in our proxy, notice of meeting and proxy statement relating to the 2005 Annual Meeting and that any proposals received after that date will be considered untimely.

2.	Please be sure that your Edgar filed version shows page numbers for your amended proxy statement, all other amended filings, and future filings.

          Response: We confirm to the staff that, to the extent required, the Edgar filed version of our amended Proxy Statement, as well as all future filings, will show page numbers.

3.	Please submit a proxy card with your amended filing and mark it as preliminary.

          Response: Attached hereto is a form of proxy card, which will be filed with our amended Proxy Statement.

4.	If the audited financial statements for the year ended December 31, 2004 are available, they should be incorporated by reference into the proxy material. If the audited financial statements are not yet available, please supplementally tell us if there is any material adverse information, not previously disclosed, of which you are aware.

          Response: Our audited financial statements for the year ended December 31, 2004, which are included in our 2004 Form 10-K, have been incorporated by reference into our amended Proxy Statement. As noted below, a copy of the 2004 Form 10-K other than exhibits thereto (as amended to include our assessment of the effectiveness of our internal controls over financial reporting and the related auditor's report) will be included with each copy of the Proxy Statement sent to stockholders.

Item 1. Approval of the Issuance

6.	Please disclose the approximate amount of consideration to be received by the company upon exercise of the warrants and the use of this amount, if determinable.

          Response: In our amended Proxy Statement, we disclose that we would receive cash proceeds of $150 million if all the outstanding warrants were exercised for cash by the holders thereof. Any such proceeds would be used for general corporate purposes, including, but not limited to, the purchase of equipment, retirement of debt, acquisitions and/or working capital.

7.	Please confirm whether the Voting Agreement is in writing and whether you have filed a copy on Edgar.

          Response: The Voting Agreement is in writing. We do not believe that the Company has any material obligations under the Voting Agreement. We have filed the Voting Agreement as exhibit 10.59 to our 2004 Form 10-K. A copy of the Voting Agreement is being furnished supplementally to the staff herewith.

Selected Financial Data

8.	Please provide the statement regarding whether representatives of the principal accountants for the current year and for the most recently completed fiscal year will be at the shareholders' meeting, as specified in Item 13(a)(6) to Schedule 14A.

          Response: A representative of KPMG LLP, our independent registered public accounting firm for the current year and for the most recently completed fiscal year, is expected to be at the special shareholders' meeting. A statement to this effect has been included in our amended Proxy Statement, under the caption "Other Information."

Pro Forma Financial Information

9.	It appears that footnote (a) to the pro forma condensed consolidated statement of income, for both periods presented, may be incorrect. You mention that you have repaid "$31,605 of 7.20% notes due in 2007 and $17,490 of 7.35% notes due in 2007." However, in Note 4, Debt and Capital Lease Obligations, of your Form 10-Q for the period ended September 30, 2004, you say that $31.6 million was repaid on the 7.35% notes and $17.5 million was repaid on the 7.20% notes. Please clarify this and make any appropriate changes to your pro forma financial statements.

          Response: We have corrected the error in footnote (a) to the pro forma condensed consolidated statement of income. This footnote now reads as follows in our amended Proxy Statement:

"(a) Amount reflects the incremental interest expense incurred on the issuance of $150,000 of 6% notes, partially reduced by the interest expense savings on the repayment of $31,605 of 7.35% notes due in 2007 and $17,490 of 7.20% notes due in 2007 for the period from January 1 through September 14, 2004, the effective date of the transaction."

10.	Please supplementally tell us whether the pro forma adjustment for interest expense in each of the periods you have presented includes the effects of amortization of debt issuance costs related to the $150 million of 6% notes.

          Response: We confirm to the staff that the pro forma adjustment for interest expense in each of the periods we have presented includes the effects of amortization of all debt issuance costs related to the $150 million of 6% notes, including amortization of original issue discount and amortization of all related fees and expenses.

11.	We do not believe it is appropriate to include an adjustment for interest income earned from excess proceeds of the debt offering. Please revise your pro forma condensed consolidated statements of income, for both periods presented, to eliminate adjustment (b). You may, however, disclose this information in a footnote to your pro forma condensed consolidated statements of income.

          Response: In the revised pro forma financial information that has been included in our amended Proxy Statement (which now covers the year ended December 31, 2004), we have eliminated any interest income on excess proceeds of the debt offering.

12.	We assume that the 40% tax rate you have used represents a combined federal, state, and local tax rate. Please confirm this assumption and/or expand footnote (c) to describe what the tax rate represents.

          Response: We confirm to the staff that the 40% tax rate used represents a combined federal, state, and local tax rate. To clarify this point, we have expanded footnote (b) to our pro forma condensed consolidated statement of income in the amended Proxy Statement to read as follows: "(b) Amount reflects the tax effect of the above items tax affected at 40%, which represents a combined federal, state and local rate."

Other Information

13.	If you intend to deliver one proxy statement or annual report to two or more shareholders who share an address, please provide the information specified in item 23 to Schedule 14A.

          Response: We confirm to the staff that we do not intend to deliver one proxy statement or annual report to two or more shareholders who share an address.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2003

Risk Factors
Our internal controls and procedures may require further improvements

14.	We note your use of the term "adequate" rather than "effective" when you refer to the adequacy of your internal controls in the third to last sentence. Please revise to state "effective" or explain in more detail whether you mean something else. Make a similar revision in your section on Controls and Procedures where you repeat this disclosure.

          Response: In response to the staff's comment, we modified this disclosure in the "Risk Factors" section of our 2004 Form 10-K, by replacing the term "adequate" with "effective". We made this same revision in our section on Controls and Procedures in the 2004 Form 10-K.

Management's Discussion and Analysis
Results of Operations, page 32

16.	For each of your segments discussed in Note 14, Segment and Geographic Data, please discuss in your results of operations the material changes between periods for revenue, lease operating, administrative and other expenses, and income (loss) before income taxes. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for the change. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Financial Reporting Codification, section 501.06(a).

In addition, please describe in your results of operations the method you use to allocate interest by segment and discuss the difference in the amounts leveraged between the two segments.

          Response: Please see Annex A-1 to this letter, which sets forth our revised disclosure as requested by the first paragraph of this comment, and Annex A-2 to this letter, which sets forth our revised disclosure as requested by the second paragraph of this comment. These revised disclosures were included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

Liquidity and Capital Resources, page 41

17.	To enhance your disclosure, please provide a more robust discussion and analysis of your cash inflows from both your direct financing and operating leases. This discussion should include material changes in any underlying drivers of cash flows from your leases, as well as discussion and analysis of known material trends and uncertainties and prospective information regarding your cash inflows from your leases. See Section IV of Release No 33-8350 Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for guidance.

           Response: Please see Annex B to this letter, which provides more discussion and analysis of our cash inflows from direct financing leases and operating leases, as requested by this comment. This expanded disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

Contractual Obligations and Commercial Commitments, page 44

18.	Please expand your table of contractual commitments, or provide footnote disclosure to the table, to address the cash requirement for interest. Refer to footnote 46 of Release No 33-8350 Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

           Response: Please see Annex C to this letter, which sets forth our expanded disclosure addressing the cash requirements for interest, as requested by this comment. This expanded disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

Financial Statements
Consolidated Statements of Cash Flows, page 70

19.	In your reconciliation of net income to net cash provided by operating activities, you have combined changes in certain balance sheet accounts into the line item "other, net". Please show separately all major classes of reconciling items as stipulated in paragraph 29 of SFAS 95, Statement of Cash Flows.

           Response: In our consolidated statements of cash flows, we are no longer combining changes in balance sheet accounts into the line item "other, net." Instead, we will show separately all major classes of reconciling items, as requested. This revised presentation, set forth on Annex D hereto, was included in our 2004 Form 10-K and will be included in our annual and quarterly reports for future periods.

Note 1 - Nature of Operations and Significant Accounting Policies - Basis of Consolidation, page 72

20.	Please revise your disclosure of accounting for investments under the equity method to state that although you do not own a majority interest, you do have the ability to assert significant influence over the investee as stated in APB 18, The Equity Method of Accounting for Investments in Common Stock.

           Response: Please see Annex E to this letter, which sets forth our revised disclosure as requested by this comment. This revised disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

Note 1 - Nature of Operations and Significant Accounting Policies - Leasing Equipment, page 75

21.	We note that during 2002 and 2003, you recorded impairment charges related to your container and chassis fleet. Please disclose the methodology you used to determine the fair value of the impaired equipment as provided in paragraph 25(c) of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

           Response: Please see Annex F to this letter, which sets forth our revised disclosure of the methodology used to determine the fair value of impaired equipment as requested by this comment. This new disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

Note 9 - Other Contingencies and Commitments - Guarantees, page 100

22.	Please confirm to us that transactions for which you provide various tax-related indemnifications for other parties are not "listed transactions" as defined by the Internal Revenue Service.

           Response: We confirm to the staff that none of the transactions for which we provide various tax-related indemnification for other parties are "listed transactions" as defined by the Internal Revenue Service.

Note 19 - Quarterly Financial Data, page 122

23.	You have indicated that when accounting for damaged equipment at the end of an operating lease, amounts billed to customers "are not recorded in revenue when invoiced; rather, they are used to establish a liability to cover the repair of the equipment." Please supplementally tell us how you support this accounting treatment (i.e., accounting literature) versus recording the revenue and then separately recording an expense and the related liability for the cost of the repairs.

           Response: We previously responded to this comment in our letter dated March 7, 2005. As a result of our communications with the staff on this subject and our review of EITF 001-14 and other pertinent accounting literature, we have revised our accounting treatment for damaged equipment at the end of an operating lease by recording amounts billed to customers as revenue and then separately recording an expense and the related liability for the cost of the repairs. We have taken a similar approach to the accounting for other fees collected from our customers related to the handling and positioning of our equipment. These changes, which were not considered material to the trend of operations, were reflected as a reclassification in our 2004 Consolidated Statement of Income. In addition, the results for 2003 and 2002 were reclassified to agree with the 2004 presentation. These reclassifications had no effect on the reported net income for these periods. These changes have been incorporated into our 2004 Form 10-K for the years ended December 31,2002, 2003 and 2004.

           This change has been incorporated into our 2004 Form 10-K for the years ended December 31,2002, 2003 and 2004 and resulted in no change to reported net income for those periods.

Item 9A. Controls and Procedures, page 124

24.	Expand your disclosures here and in your subsequent quarterly reports to specify the dates when you identified the material weaknesses, by whom specifically they were identified, and when the material weaknesses first began.

           Response: Please see Annex G to this letter, which sets forth our expanded disclosure as requested by this comment. This expanded disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

25.	We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "except for the internal control deficiencies as described." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are, in fact, effective. Please amend your disclosure in Item 9(a) of Form 10-K for the year ended December 31, 2003 and Item 4 of Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, which you have stated "constituted material weaknesses or significant deficiencies," so long as you provide disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

           Also, please provide additional disclosure in item 9(a) and Item 4 of the previously mentioned filings to state when you expect the corrective actions over the identified matters to be fully implemented.

In addition, it also appears to us that subsequent disclosures regarding significant changes in your internal controls may be required to address changes in your disclosure controls and procedures that were implemented to address the identified problems.

           Response: Please see Annex G to this letter, which sets forth our expanded disclosure as requested by this comment. This expanded disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Note 1(D) -Net Income Per Share, page 9

26.	Please disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. See paragraph 40 (c) of FAS 128.

           Response: Please see Annex H to this letter, which sets forth our new disclosure as requested by this comment, discussing the number of shares that could potentially dilute earnings per share in the future that were not included in the computation of diluted earnings per share because they were anti-dilutive. This new disclosure was included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods.

           We would very much appreciate the staff's prompt review of our revised Proxy Statement and our responses to the comments in the staff's letter of February 24, 2005.

           In connection with our response to the staff's comments, we acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Once you have had an opportunity to review this response, please contact the undersigned at (609) 452-8900 or our counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP at (212) 806-5509, with any questions or further comments relating to this response letter.

Very truly yours, /s/ James F. Walsh James F. Walsh Executive Vice President and Chief Financial Officer

Preliminary Proxy Card

INTERPOOL, INC.

211 COLLEGE ROAD EAST

PRINCETON, NEW JERSEY 08540

PROXY – SPECIAL MEETING OF STOCKHOLDERS – ________, 2005

           The undersigned hereby appoints Martin Tuchman and Arthur Burns as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, all the shares of common stock of Interpool, Inc. held of record by the undersigned, on _________, 2005, at the Special Meeting of Stockholders of INTERPOOL, INC. (the "Company") to be held at ____________________ (business attire required) on ________, _________, 2005, at 10:00 a.m., Eastern Time, or any adjournement thereof for the following purposes as designated on the reverse side hereof.

(Continued and to be signed on the Reverse Side)

(Reverse Side)

TO VOTE, MARK BLOCKS BELOW IN BLUE                     IPOOL1                  KEEP THIS PORTION FOR
OR BLACK INK AS FOLLOWS:                                                       YOUR RECORDS
----------------------------------------------------------------------------------------------------
                               - DETACH AND RETURN THIS PORTION ONLY -
----------------------------------------------------------------------------------------------------
INTERPOOL, INC.

Vote on Proposal
                                                                            FOR    AGAINST   ABSTAIN
1.   Approval of the issuance of up to 2,857,565 shares of Interpool,       [ ]      [ ]       [ ]
     Inc. common stock upon the exercise of certain Series B Warrants issued by the Company in connection with a private transaction consummated by the Company.
                                                                            YES      NO

HOUSEHOLD ELECTION - Please indicate if you consent to receive certain      [ ]      [ ]
future investor communications in a single package per household

---------------------------------- -----------        ---------------------------------- -----------

---------------------------------- -----------        ---------------------------------- -----------
Signature [Please sign within box] Date               Signature [Please sign within box] Date

ANNEX A-1

The following disclosure was included as part of the "Results of Operations" section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

           Equipment Leasing Revenue. Our equipment leasing revenues increased to $388.2 million for the year ended December 31, 2004, from $374.3 million in the year ended December 31, 2003, an increase of $13.9 million or 4%.

           Container leasing segment revenues increased to $181.5 million for the year ended December 31, 2004, from $175.1 million in the year ended December 31, 2003, an increase of $6.4 million or 4%. The increase was primarily attributable to an increase in container operating lease revenues of $9.4 million, partially offset by a decrease in direct financing lease revenues of $3.1 million. The incremental container operating lease revenues, as compared to the prior year period, are primarily due to our container operating lease fleet which increased in size by 7%. The daily rental rates for the overall container fleet were lower, partially offsetting the incremental revenue resulting from the increased average size of our container operating lease fleet. Utilization rates of our container fleet have historically been calculated assuming containers managed by CAI were 100% utilized since they were not available to us to put on hire regardless of whether all of these units are generating revenue. Under this method, utilization rates of our container operating lease fleet were 99% at December 31, 2004 and 2003. The utilization rates of our operating lease container fleet, considering CAI's actual utilization rates for our operating lease containers managed by CAI, were 96% and 94% at December 31, 2004 and 2003, respectively.

           Domestic intermodal equipment segment revenues increased to $206.7 million for the year ended December 31, 2004, from $198.5 million in the year ended December 31, 2003, an increase of $8.2 million or 4%. The increase was attributable to an increase in chassis operating lease revenues of $9.4 million, partially offset by a decrease in direct financing lease revenues of $1.2 million. The incremental chassis operating lease revenues are primarily due to an increase in the utilization and daily rental rates for our chassis fleet as compared to the prior year period. The utilization rates of our domestic intermodal chassis operating lease fleet were 97% and 96% at December 31, 2004 and 2003, respectively.

           Computer leasing equipment segment revenues decreased $0.6 million as compared to the prior year period due to the liquidation of the computer leasing segment which was completed during the first quarter of 2004.

           Other Revenue. Our other revenues decreased to $16.2 million for the year ended December 31, 2004, from $27.8 million in the year ended December 31, 2003, a decrease of $11.6 million or 42%.

           Container leasing segment other revenues decreased to $8.7 million for the year ended December 31, 2004, from $11.8 million in the year ended December 31, 2003, a decrease of $3.1 million or 26%. The decrease was primarily attributable to a decrease in container positioning revenue of $2.0 million as well as a reduction in billable repairs to our lessees at the termination of a lease of $1.2 million.

           Domestic intermodal equipment segment other revenues decreased to $7.5 million for the year ended December 31, 2004, from $16.0 million in the year ended December 31, 2003, a decrease of $8.5 million or 53%. The decrease was primarily attributable to a reduction in billable services for positioning of equipment provided to the United States military of $4.0 million and a reduction in billable repairs to our lessees at the termination of a lease of $4.4 million.

           Lease Operating and Administrative Expenses. Our lease operating and administrative expenses decreased to $145.3 million for the year ended December 31, 2004 from $156.4 million in the year ended December 31, 2003, a decrease of $11.1 million or less than 7%.

           The decrease was primarily due to:

•	A decrease in storage costs of $4.7 million primarily due to increased utilization experienced within CAI's container fleet as well as within the domestic intermodal chassis product line.

•	A decrease of $2.7 million in positioning and handling expenses, primarily due to a reduction in services incurred for the United States military.

•	A decrease in maintenance and repair costs of $2.6 million primarily due to a decrease in repairs of equipment for both the chassis and container product lines.

•	A decrease in legal and consulting fees of $2.0 million primarily due to a reduction in legal fees related to the Audit Committee and SEC investigations in 2003 and the class action lawsuit, partially offset by increased consulting services.

•	A decrease in commission expense of $1.1 million primarily due to the write-off of deferred sales commissions in the prior year period, as well as an overall reduction in agency commissions.

•	An increase in foreign exchange gains of $1.1 million primarily due to the effects of foreign currency fluctuations.

•	A decrease in travel and entertainment expense of $0.7 million primarily due to reduced executive travel incurred within the container leasing segment.

•	An increase in salary expense of $3.9 million primarily related to an increase in headcount and other employee related costs, partially offset by the expenses recorded in 2003 related to separation agreements with our former Chief Financial Officer who resigned in July 2003 and our former President who resigned in October 2003.

           A further breakdown of the lease operating and administrative expense variances, as compared to the prior period, by reportable segment is as follows:

•	Container leasing segment lease operating and administrative expenses decreased to $46.7 million for the year ended December 31, 2004 from $54.2 million in the year ended December 31, 2003, a decrease of $7.5 million or 14%. This decrease can be summarized as follows:

                                                                        Container
                (Dollars in millions)                                    Leasing
                ---------------------                                    -------
                Storage expense                                          $(3.9)
                Legal and consulting fees                                 (1.7)
                Commissions expense                                       (1.1)
                Exchange                                                  (1.1)
                Maintenance and repairs expense                           (0.8)
                Travel and entertainment expense                          (0.7)
                Positioning and handling expense                          (0.5)
                Salaries expense                                           3.0
                Other, net                                                (0.7)
                                                                          ----
                Total                                                    $(7.5)
                                                                         =====
•	Domestic intermodal equipment segment lease operating and administrative expenses decreased to $98.6 million for the year ended December 31, 2004 from $102.1 in the year ended December 31, 2003, a decrease of $3.5 million or 3%. This decrease can be summarized as follows:

                                                                      Domestic
                                                                     Intermodal
               (Dollars in millions)                                  Equipment
               ---------------------                                  ---------
               Positioning and handling expense                         $(2.2)
               Maintenance and repairs expense                           (1.8)
               Storage expense                                           (0.8)
               Legal and consulting fees                                 (0.3)
               Salaries expense                                           0.9
               Other, net                                                 0.7
                                                                          ---
               Total                                                    $(3.5)
                                                                        =====

           During 2003 and 2004, we incurred significant costs related to the investigations by our Audit Committee and the SEC, separation agreements with our former Chief Financial Officer and our former President, legal representation for the Company as well as our officers, directors and employees, the payment of fees in order to obtain necessary waivers from our financial institutions and, during 2004, the proceedings before The New York Stock Exchange to delist our securities. We will continue to incur additional costs relating to the formal investigation by the SEC and the class action lawsuit including the cost of legal representation for the Company and our current and former officers, directors and employees. The costs incurred during 2003 and 2004 are as follows:

                                                    Year Ended           Year Ended
                                                   December 31,         December 31,
     (Dollars in millions):                            2003                 2004
     ----------------------                            ----                 ----
     Audit fees for the reaudits
        and restatements                               $3.6                 $0.5
     Cost of investigations                             5.9                  0.2
     Legal and consulting fees                          3.2                  2.4
     Separation agreements                              5.9                  0.3
     Bank waiver fees                                   1.6                  2.5
                                                        ---                  ---
     Amounts before tax                               $20.2                 $5.9
                                                      =====                 ====

     Amounts net of tax                               $12.9                 $4.0
                                                      =====                 ====

           See our 2004 Form 10-K for the balance of management's discussion and analysis of our financial condition and results of operations for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

           Equipment Leasing Revenue. Our equipment leasing revenues increased to $374.3 million for the year ended December 31, 2003, from $325.1 million in the year ended December 31, 2002, an increase of $49.2 million or 15%.

           Container leasing segment revenues increased to $175.1 million for the year ended December 31, 2003, from $138.3 million in the year ended December 31, 2002, an increase of $36.8 million or 27%. The increase was attributable to $17.1 million of incremental leasing revenues as a result of consolidating the activities of CAI for a full year in 2003 as compared to approximately six months in 2002. In addition, container operating lease revenues increased $10.1 million and direct financing lease revenues increased $9.6 million. The incremental container operating lease revenues are primarily due to our container operating lease fleet which increased in size by 11% and an increase in the utilization rates for our containers as compared to the prior year period. The daily rental rates for containers were relatively flat as compared to the prior year period. Utilization rates of our container fleet have historically been calculated assuming containers managed by CAI were 100% utilized since they were not available to us to put on hire regardless of whether all of these units are generating revenue. Under this method, utilization rates of our container operating lease fleet were 99% and 98% at December 31, 2003 and 2002, respectively. The utilization rates of our operating lease container fleet, considering CAI's actual utilization rates for our operating lease containers managed by CAI, were 94% and 92% at December 31, 2003 and 2002, respectively.

           Domestic intermodal equipment segment revenues increased to $198.5 million for the year ended December 31, 2003, from $185.3 million in the year ended December 31, 2002, an increase of $13.2 million or 7%. The increase was attributable to an increase in chassis operating lease revenues of $12.4 million and direct financing lease revenues which increased $0.8 million. The incremental chassis operating lease revenues are primarily due to our chassis operating lease fleet which increased in size by 5% and an increase in the utilization rates for our chassis as compared to the prior year period. The daily rental rates for chassis were relatively flat as compared to the prior year period. The utilization rates of our domestic intermodal chassis operating lease fleet were 96% and 93% at December 31, 2003 and 2002, respectively.

           Computer leasing equipment segment revenues decreased to $0.6 million for the year ended December 31, 2003, from $1.5 million in the year ended December 31, 2002, a decrease of $0.9 million or 60%. This decrease is due to the liquidation of the computer leasing segment which was taking place throughout 2003.

           Other Revenue. Our other revenues increased to $27.8 million for the year ended December 31, 2003, from $19.9 million in the year ended December 31, 2002, an increase of $7.9 million or 40%.

           Container leasing segment other revenues increased to $11.8 million for the year ended December 31, 2003, from $8.1 million in the year ended December 31, 2002, an increase of $3.7 million or 46%. The increase was primarily attributable to an increase in container positioning revenue of $2.1 million and an increase in billable repairs to our lessees at the termination of a lease of $1.6 million.

           Domestic intermodal equipment segment other revenues increased to $16.0 million for the year ended December 31, 2003, from $11.8 million in the year ended December 31, 2002, an increase of $4.2 million or 36%. The increase was primarily attributable to an increase in billable services for positioning of equipment provided to the United States military of $4.0 million.

           Lease Operating and Administrative Expenses. Our lease operating and administrative expenses increased to $156.4 million for the year ended December 31, 2003 from $117.0 million in the year ended December 31, 2002, an increase of $39.4 million or 34%.

           The increase was primarily due to:

•	An increase of $13.0 million resulting from the consolidation of the activities of CAI for the full year in 2003 compared to approximately six months in the prior year.

•	An increase in legal fees of $11.6 million primarily related to the Audit Committee and SEC investigations as well as the restatement of our 2001 and 2000 annual financial results and the financial results of the first three quarters of 2002.

•	An increase in salary expense of $5.9 million due to recording of substantially all costs related to separation agreements with our former Chief Financial Officer who resigned in July 2003 and our former President who resigned in October 2003. In addition, salary expense increased by $2.6 million as a result of an increase in headcount and other employee related costs.

•	An increase in maintenance and repair costs of $4.7 million primarily due to the refurbishment of chassis for use within the chassis product line and an increase in repairs within the container product line.

•	An increase in audit expenses of $4.3 million primarily as a result of the restatement of our 2001 and 2000 annual financial results and the financial results of the first three quarters of 2002.

•	An increase of $3.5 million in positioning and handling expenses, primarily due to an increase in services provided for the United States military during 2003.

•	An increase in insurance expense of $0.8 million primarily due to premiums for insurance coverage against customer insolvency and related equipment losses. The premium rates and deductibles for this type of insurance have increased as a result of higher claim experience by the Company and others within the industry.

•	A decrease in storage costs of $6.4 million primarily due to increased utilization, as well as a reduction in storage related expenses as we sold equipment recovered from a customer in default.

•	A decrease in computer leasing equipment segment lease operating and administrative expenses of $0.4 million due to the liquidation of the computer leasing segment which was taking place throughout 2003.

           A further breakdown of the lease operating and administrative expense variances, as compared to the prior period, by reportable segment is as follows:

•	Container leasing segment lease operating and administrative expenses (excluding the activities of CAI as CAI was a consolidated entity for the full year in 2003 compared to approximately six months in the prior year) increased to $27.0 million for the year ended December 31, 2003 from $26.1 in the year ended December 31, 2002, an increase of $0.9 million or 3%. This increase can be summarized as follows:

                                                             Container
               (Dollars in millions)                          Leasing
               ---------------------                          -------
               Legal fees                                       $1.7
               Audit expense                                     1.3
               Salaries expense                                  1.2
               Maintenance and repairs expense                   1.2
               Insurance expense                                 0.3
               Storage expense                                  (5.0)
               Other, net                                        0.2
                                                                 ---
               Total                                            $0.9
                                                                ====
•	Domestic intermodal equipment segment lease operating and administrative expenses increased to $102.1 million for the year ended December 31, 2003 from $76.3 in the year ended December 31, 2002, an increase of $25.8 million or 34%. This increase can be summarized as follows:

                                                         Domestic
                                                        Intermodal
          (Dollars in millions)                         Equipment
          ---------------------                         ---------
          Legal fees                                       $9.9
          Salaries expense                                  7.3
          Maintenance and repairs expense                   3.5
          Positioning and handling expense                  3.5
          Audit expense                                     3.0
          Insurance expense                                 0.5
          Storage expense                                  (1.4)
          Other, net                                       (0.5)
                                                          -----
          Total                                           $25.8
                                                          =====

           See our 2004 Form 10-K for the balance of management's discussion and analysis of our financial condition and results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002.

ANNEX A-2

The following disclosure was included as part of Note 13 to the Consolidated Financial Statements included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

           The Company evaluates performance based on profit or loss before income taxes. The Company's reportable segments are strategic business units that offer different products and services.  All significant transactions between segments have been eliminated.  Historically, funds have been borrowed by Interpool, Inc. Trac Lease, and Interpool Limited (or their subsidiaries).  Interpool, Inc. has borrowed all of the Company's public debt.  Trac Lease and Interpool, Inc. comprise the Company's domestic intermodal equipment segment, and Interpool Limited and CAI comprise the container leasing segment.  For purposes of segment reporting the outstanding debt and related interest expense are recorded by the borrowing entity.  Advance rates for secured loans have been approximately the same for both chassis and containers, and have generally been in the 75-85% range.  To the extent that we lease chassis equipment in from other parties, the effective advance rate is generally 100%.

ANNEX B

The following disclosure was included as part of the "Liquidity and Capital Resources" section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

           Historically, we have used funds from various sources to meet our corporate obligations and to finance the acquisition of equipment for lease to customers. The primary funding sources have been cash provided by operations, borrowings (generally from banks), securitization of lease receivables, the issuance of capital lease obligations and the sale of our securities. In addition, we have generated cash from the sale of equipment being retired from our fleet. In general, we have sought to meet debt service requirements from the leasing revenue generated by our equipment. Our scheduled capital lease and debt service payments (principal and estimated interest) for 2005 total $341.9 million and for 2006 total $230.0 million. Scheduled payments due to us under non-cancelable operating and direct financing lease agreements with our lessees total $302.2 million for 2005 and $260.6 million for 2006 (see Note 3 to our Consolidated Financial Statements). In addition, as of December 31, 2004, we had approximately $284.6 million of unrestricted cash and marketable securities on hand. The combination of unrestricted cash and marketable securities ($284.6 million) and non-cancelable lease payments due to us during 2005 and 2006 ($562.8 million) exceeds our scheduled debt service payments (principal and estimated interest) of $571.9 million for 2005 and 2006 by approximately $275.5 million. As indicated previously in Item 7 of this document, demand for both chassis and containers is currently strong, and our utilization rates, as well as those of our competitors are at high levels. We anticipate that industry demand for chassis and containers will continue to be strong well into 2006, driven primarily by the fact that all major shipyards are reporting large order backlogs through 2007. As of October 1, 2004, the existing order backlog was enough to account for an increase of approximately 50% in the world's cellular container ship fleet and is expected to result in demand for a significant number of additional containers and chassis, as well as high utilization of existing units, for the next several years. Lease rates on both new and used chassis have been rising since the middle of 2004, reflecting increases in the cost of new chassis and increased utilization of used chassis. Lease rates for new containers have also been increasing along with the cost of the underlying units. Lease rates for used containers were competitive for much of 2004, although expiring leases are sometimes renewed at lower lease rates. It is management's expectation that lease rates will also remain strong for the next several years.

           See our 2004 Form 10-K for the balance of the "Liquidity and Capital Resources" section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

ANNEX C

The future payments for interest were included in the "Contractual Obligations and Commercial Commitments" table of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our 2004 Form 10-K, as set forth below. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

           We and our subsidiaries are parties to various operating and capital leases and are obligated to make payments related to our long-term borrowings. (See Notes 4 and 8 to the Consolidated Financial Statements.) We are also obligated under various commercial commitments, including obligations to our equipment manufacturers.

           The following tables summarize our contractual obligations and commercial commitments at December 31, 2004.

                                                               Amounts Due by Period
                                                               (Dollars in millions)
                                               Less than 1                                                More than
Contractual Obligations           Total           year            1-3 years           4-5 years            5 years
-----------------------           -----           ----            ---------           ---------            -------
Long-Term Debt                   $  990.7        $161.3            $298.5                $108.7           $  422.2
Capital Lease Obligations           727.5          79.3             125.5                 136.8              385.9
Interest on Long-Term
  Debt and Capital Lease
  Obligations                       732.6         101.3             168.9                 122.8              339.6
Operating Leases                     56.6          15.2              29.1                   9.6                2.7
Unconditional Purchase
Obligations                         149.6         116.7              32.9                   ---                ---
Employment Agreements                10.3           2.8               2.5                   2.4                2.6
Separation Agreements                 2.6           1.3               1.3                   ---                ---
                                      ---           ---               ---                   ---                ---
Total Contractual Cash
Obligations                      $2,669.9        $477.9            $658.7                $380.3           $1,153.0
                                 ========        ======            ======                ======           ========

                                                            Amount of Commitment Expiration Per Period
                                  Total     -------------------------------------------------------------------------
Other Commercial                 Amounts       Less than 1
Commitments                     Committed         year            1-3 years           4-5 years        Over 5 years
-----------                     ---------         ----            ---------           ---------        ------------
Standby Letters of Credit          $ 6.0           $6.0             $---                 $---               $---
Guarantees                          16.8            ---              1.5                  6.6                8.7
                                    ----            ---              ---                  ---                ---
Total Commercial Commitments       $22.8           $6.0             $1.5                 $6.6               $8.7
                                   =====           ====             ====                 ====               ====

ANNEX D

The Statements of Cash Flows included in our 2004 Form 10-K included additional disclosure of changes in balance sheet accounts, as set forth below. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

INTERPOOL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(dollars in thousands)

                                                                                  2004           2003         2002
                                                                                  ----           ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                       $8,429        $41,190     $  4,389
Adjustments to reconcile net income to net cash provided by operating activities --
   Depreciation and amortization                                                 97,123         94,210       91,457
   Impairment of leasing equipment                                                4,610          9,049        9,550
   Amortization of debt discount                                                    506            ---          ---
   Accrued losses on business transferred under contractual agreement               ---            ---       13,780
   Provision/(benefit) for deferred income taxes                                 11,483          1,808       (3,118)
   (Gain)/loss on sale of leasing equipment                                     (14,743)        (1,213)       4,257
   Loss on sale of marketable securities                                            ---             50           30
   Gain on sale of land held for sale                                               ---            ---       (4,766)
   Provision for uncollectible accounts                                           1,476          4,248        7,843
   Gain on retirement of debt                                                       ---            ---       (1,118)
   Restricted stock grant expense                                                    85            140          ---
   Fair value adjustment for derivative instruments                              (2,430)          (837)       5,530
   Fair value adjustment for warrants                                            49,222            ---          ---
   (Income)/losses for investments accounted for under the equity method           (416)         1,698        6,603
   Gain on settled insurance litigation                                          (6,267)           ---          ---
   (Increase)/decrease in accounts receivable                                    (3,619)        (9,351)       8,018
   Decrease (increase) in other receivables                                      26,610           (194)      (5,447)
   (Increase)/decrease in other assets                                          (11,342)         1,701       (9,938)
   (Decrease)/increase in accounts payable and accrued expenses                  (5,801)         7,834      (11,168)
   Increase/(decrease) in income taxes payable                                    1,488           (436)        (248)
   Other, net                                                                     3,915            140        4,493
                                                                                  -----            ---        -----
         Net cash provided by operating activities                              160,329        150,037      120,147
                                                                                -------        -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of leasing equipment                                               (206,613)      (237,521)    (191,938)
Proceeds from dispositions of leasing equipment                                 153,058         54,386       12,041
Proceeds from sale of land                                                          ---            ---        7,955
Investment in direct financing leases                                           (43,708)      (109,254)     (64,088)
Cash collections on direct financing leases                                      88,939         77,793       59,749
Purchase of marketable securities                                                   ---            (10)      (1,494)
Sales and matured marketable securities and other investing activities              ---          1,445          574
Investment in and advances to subsidiary                                            ---            ---          765
Proceeds from minority interest partner in chassis distributor                      ---            500          ---
                                                                                    ---            ---          ---
         Net cash used for investing activities                                  (8,324)      (212,661)    (176,436)
                                                                                 ------       --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt                                                  627,296        211,813    1,227,406
Payment of long-term debt and capital lease obligations                        (387,296)      (204,229)  (1,023,645)
Borrowings of revolving credit lines                                             30,500         88,000       47,000
Repayment of revolving credit lines                                            (245,995)       (56,505)    (121,846)
Purchase of treasury stock                                                          ---            ---         (130)
Dividends paid                                                                   (8,071)        (6,049)      (5,643)
                                                                                 ------         ------       ------
Net cash provided by financing activities                                        16,434         33,030      123,142
                                                                                 ------         ------      -------
Net increase/(decrease) in cash and cash equivalents                            168,439        (29,594)      66,853
CASH AND CASH EQUIVALENTS, beginning of period                                  141,019        170,613      103,760
                                                                                -------        -------      -------
CASH AND CASH EQUIVALENTS, end of period                                       $309,458       $141,019     $170,613
                                                                               ========       ========     ========
Supplemental schedule of non-cash investing activities:
Direct financing lease financed through capital lease obligation                    ---         $4,397      $10,284
Transfers from leasing equipment to direct financing leases                     $24,449        $25,775      $40,227
Transfer from direct financing leases to leasing equipment                      $12,546         $3,651          ---
Exercise of stock option on a cashless basis                                       $727            ---          ---

ANNEX E

The following disclosure was included in Note 1 to the Consolidated Financial Statements included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

Basis of consolidation--

           The Company's consolidated financial statements are prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of the Company and subsidiaries more than 50% owned or otherwise controlled by the Company. All significant intercompany transactions have been eliminated. Minority interest in equity of subsidiaries represents the minority stockholders' proportionate share of the equity in the income of the subsidiaries.

           In connection with certain investments in which the Company does not own a majority interest but has the ability to assert significant influence over the investee, these investments are accounted for using the equity method of accounting. The Company's investment in its equity method investees is included in other assets on the accompanying Consolidated Balance Sheet.

ANNEX F

The following disclosure was included in Note 1 to the Consolidated Financial Statements included in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

The measurement of an impairment loss requires a determination of fair value, which is based on the best information available. The Company uses market prices of similar equipment when available and the estimated residual value of a used chassis within the remanufacturing process to determine fair value.

ANNEX G

The staff's comments were addressed in Item 9A - "Controls and Procedures" in our 2004 Form 10-K. Set forth below is Item 9A of our 2004 Form 10-K in its entirety. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

Evaluation of Disclosure Controls and Procedures

           The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by it in its reports filed or submitted pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that information required to be disclosed by the Company in its Exchange Act reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

           Under the supervision and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of December 31, 2004. Based upon that evaluation and the material weaknesses described below, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of such date.

Section 404 Assessment

           Section 404 of the Sarbanes-Oxley Act of 2002 requires us to conduct an annual assessment of our internal control over financial reporting and to include a report on, and an attestation by our independent registered public accountants, KPMG LLP, of the effectiveness of these controls, beginning in this Annual Report on Form 10-K as of December 31, 2004.

           On November 30, 2004, the Securities and Exchange Commission issued an exemptive order under which certain companies are permitted to delay, for up to 45 days after the due date of their Annual Report on Form 10-K, the filing of the internal control report and the related attestation of the independent registered public accountants. The Company qualifies under the provisions of this exemptive order for such 45-day delay. In reliance on this exemptive order, this Annual Report on Form 10-K does not include the internal control report or related attestation, which the Company plans to file by amendment prior to the expiration of the 45-day extension.

           The Company is currently performing its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, using the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control-Integrated Framework. As of the date of this filing, management has identified certain material weaknesses in the Company's internal control over financial reporting.

           As we disclosed in our 2002 and 2003 Form 10-K reports, and in our 2003 and 2004 Form 10-Q, we have previously concluded that certain internal control deficiencies identified by our external auditors and by management, as well as through the investigation by the Audit Committee of the Board of Directors, constituted "material weaknesses" or "significant deficiencies" as defined by the Public Company Accounting Oversight Board (United States). In addition, our review of internal controls over financial reporting, using the framework defined by COSO, confirmed that most of the previously disclosed deficiencies still existed as of December 31, 2004. During the last two years, we have spent a significant amount of time in becoming current with our financial reporting. This was necessary due to the restatement of our financial results for the years 2000 and 2001 and the first three quarters of 2002, which was not completed until January 9, 2004. Throughout the past year, we dedicated our resources toward the completion of six quarterly Form 10-Q reports for 2003 and 2004 as well as our Form 10-K annual report for the year ended December 31, 2003. This work was completed on December 27, 2004. Therefore, we have not been able to correct all of the deficiencies identified during 2004 and prior years by December 31, 2004.

           Based on the material weaknesses identified below, management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal controls over financial reporting, as required under the Sarbanes-Oxley Act, were not effective as of December 31, 2004.

           Based upon the work completed to date, we have identified the following material weaknesses in internal control over financial reporting as of December 31, 2004:

•	Accounting for direct financing leases. During the preparation for our 2002 audit, our accounting department noted errors made in the accounting for four direct financing leases with down payments. In addition, during the restatement of our 2002 financial statements, we noted that certain leases were incorrectly classified as operating leases due to weaknesses in the technical accounting skills of certain employees involved in the classification of leases under the provisions of SFAS No. 13, Accounting for Leases ("SFAS 13"). We also determined that the system used to account for these leases does not properly account for earnings on direct financing leases with purchase options greater than $1 and provides inadequate data to the accounting department. As a result, there is a material weakness due to the lack of an adequate lease accounting system as of December 31, 2004.

•	Policies for the documentation of interest rate swap transactions. During our 2002 audit, our external auditors noted that our financial staff did not have the proper level of understanding of the accounting for derivative instruments used to hedge exposure to floating interest rates associated with our debt and the required documentation under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). As a result, we engaged an independent consultant during November 2002 to assist us with the preparation of formal documentation and accounting for these transactions. Nevertheless, during the audit for 2004, our external auditors identified deficiencies specifically related to the identification of the forecasted transactions and the methods used to assess effectiveness and measure ineffectiveness, noting that our financial staff did not have adequate technical expertise of accounting for derivative instruments and the required documentation under SFAS 133 as of December 31, 2004. This resulted in our decision to restate our financial results for the first three quarters of 2004 as described elsewhere in this Form 10-K.

•	Communication and review of complex transactions. The investigation by our Audit Committee during 2003 determined that there was a lack of effective communication and review of complex transactions with both internal and external accounting resources. The Company's external auditors identified misstatements related to two transactions which were corrected in the accompanying Consolidated Financial Statements as of December 31, 2004. The lack of appropriate communication and review of complex transactions could have led to a material misstatement.

•	Staffing and training. The investigation by our Audit Committee during 2003 determined that our accounting department was not adequately staffed. This resulted in incomplete and untimely account reconciliations between the subsidiary ledgers and the control accounts in the general ledger, particularly in the areas of accounts receivable and intercompany accounts. Inadequate staffing also contributed to material weaknesses associated with direct financing leases, interest rate swap transactions, income taxes and intercompany eliminations as described in this Item 9A.

•	Accounting for income taxes. The investigation by our Audit Committee during 2003 noted that the accounting department did not have adequate knowledge of generally accepted accounting principles related to accounting for income taxes and did not perform periodic reviews of the carrying value of its deferred tax assets. During the preparation of our Form 10-Q for the third quarter of 2004, our independent auditors noted that an adjustment was required for the treatment of income tax accruals associated with minority interest expense. Further, during the fourth quarter of 2004, we did not initially record the deferred taxes related to an exercise of stock options due to a lack of effective communication.

•	Security of information technology. The investigation by our Audit Committee during 2003 noted a need for the implementation of such security measures as comprehensive encryption procedures and documentation of standards for setting operating systems security parameters. During our assessment of internal control over financial reporting thus far, as required by Section 404 of the Sarbanes-Oxley Act in 2004, we also noted deficiencies related to system access to key spreadsheets, particularly in the accounting area, as well for other information systems modules.

•	Review of intercompany eliminations. The investigation by our Audit Committee during 2003 noted a need to implement formal procedures for identifying necessary intercompany eliminations. During the preparation of our Form 10-Q for the third quarter of 2004, and as disclosed in this Form 10-K, our accounting staff noted that an intercompany elimination entry that should have been reversed during the mid-1990's was still on our consolidated balance sheet. As a result, the lack of adequate internal review at that time, had it continued, could have resulted in a material misstatement as of December 31, 2004.

•	Verification and documentation procedures. The investigation by our Audit Committee during 2003 noted a need to improve procedures related to the verification of data and the documentation of reviews performed in various departments in order to improve the accuracy and completeness of records kept by those departments. The processes requiring improvement included the development and implementation of formal policies and procedures in many functional areas. There was also inadequate segregation of duties in some of these areas including accounts payable, billing and accounts receivable. The review of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act during 2004 resulted in the documentation of procedures in these areas as well as in the identification of specific risks and weaknesses, including lack of adequate controls over our billing and procurement processes. As a result, the lack of appropriate internal review and the lack of appropriate segregation of duties in these areas represented material weaknesses as of December 31, 2004.

•	Inadequate system interfaces. The investigation by our Audit Committee during 2003 noted a need to improve our computer-based systems in order to eliminate the need for manual intervention to ensure that results are recorded properly for billing and the processing of fixed asset and securitization transactions. In addition, during the preparation of our 2003 Form 10-K, we identified that the processes and accounting for the billing of repairs to customers at the end of a lease and for chassis remanufacturing were additional areas requiring improvement. As a result, the lack of adequate system interface controls and the need for manual intervention as of December 31, 2004 represented a material weakness.

Changes to Internal Control Over Financial Reporting

           There were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as described below.

           The Company has taken various corrective actions to remediate the material weaknesses noted above. By their nature such actions require a period of time to become fully effective. These remedial actions are as follows:

•	Accounting for direct financing leases. We reviewed the accounting for those transactions that existed at the time this deficiency was originally identified and recorded correcting entries where required as part of the restatement of our financial statements for the years 2000 and 2001 and the quarters of 2002. We have reassigned responsibilities and manually verified the classification and income recognition for all new direct financing leases. In addition, we have initiated changes to our lease contracts to simplify the income recognition related to these direct financing leases. We have also purchased and installed a new accounting system to address the ongoing accounting and to reduce our reliance on manual verification of the accounting for our direct financing leases. It became operational for our chassis business on January 1, 2005, and we anticipate that it will be operational for our container business during the second quarter of 2005. We anticipate that this system, combined with our improved knowledge of lease accounting under the provisions of SFAS 13 and the changes made to our lease contracts, will resolve our weaknesses in this area by September 30, 2005.

•	Policies for documentation of interest rate swap transactions. We have thoroughly reviewed our documentation for all current swap transactions and are improving the skill sets within our organization in order to improve the documentation of our hedging relationships under the provisions of SFAS 133. We believe that this will be remedied during 2005.

•	Communication and review of complex transactions. We have put in place procedures to correct this deficiency, including the establishment of regularly scheduled meetings attended by management, outside counsel and members of our Audit Committee. These procedures have been effective. We have investigated the cause for the failure to involve accounting and tax personnel in the 2004 stock option transaction on a more timely basis and believe that the additional procedures being implemented, primarily involving increased communication between management and our accounting and tax personnel, will address this deficiency and that it will not be a material weakness during 2005.

•	Staffing and training. We have added eight additional people to our accounting department in order to address our material weakness related to staffing and training. As of the date of this filing, all account reconciliations are current. We have also added trained personnel to increase the skill sets in other areas of the Company during 2003 and 2004. Further, the development of narrative descriptions for our key financial and business processes and the evaluation of the related risks and controls required to complete the work required by Section 404 of the Sarbanes-Oxley Act provided documentation of the policies and procedures in those areas as well as the actions required to remediate any deficiencies. However, we believe that additional attention must be paid to staffing and training throughout the Company in the future, particularly in the accounting, billing, and procurement areas. During 2005, we will continue to review our staffing levels and will continue to evaluate whether the current skill sets of our employees are adequate to meet our business needs and to ensure that we have a strong and effective control environment. We will monitor this area closely, make any necessary staffing changes and will also ensure that additional training is made available to our staff as required.

•	Accounting for income taxes. During the second half of 2004 we hired an experienced tax professional, who is also a certified public accountant. We believe that this addition resulted in significant improvements during 2004 and will ultimately remediate this deficiency. We believe that, the staffing addition made during 2004 and the procedures being implemented with regard to the communication and review of complex transactions noted above will remediate this weakness during 2005, but we will monitor this area closely and take further actions, including additional staffing, if required.

•	Security of information technology. The lack of comprehensive encryption procedures will be remediated in 2005 by implementing both virtual private network and secure socket layer technologies for employees located outside our Princeton, NJ, New York, NY, and Westchester, IL offices. For employees located in the three offices mentioned, the problem has been corrected through direct point-to-point network connections to our data center. We have completed the documentation of standards for setting security parameters for our operating systems. We have initiated a project that will result in defining and establishing appropriate access to our information systems and spreadsheets, with the exception of our leasing system, and expect that the project will be completed, and appropriate access controls in place, by June 30, 2005. Access controls for the leasing system are being addressed as we develop our new asset management system, completion of which is expected during the first half of 2006 with individual modules becoming operational earlier.

•	Review of intercompany eliminations. We have implemented a procedure to review intercompany accounts on a quarterly basis to identify appropriate intercompany eliminations and believe that this procedure is generally working effectively. However, a sufficient period of time has not elapsed to effectively evaluate this remediation. After reviewing our remaining intercompany elimination entries and reassigning responsibility for the elimination entries, we believe that this weakness has been properly addressed through the implementation of additional controls.

•	Verification and documentation procedures. Remedial actions have begun, and the re-testing of the design and effectiveness of those actions will be performed in each area after all remedial actions in such area have been implemented. It is our expectation that, except for those issues requiring enhanced information systems which may take additional time to correct, all deficiencies will be successfully remediated during 2005.

•	Inadequate system interfaces. Since the identification of the deficiencies related to the excessive manual intervention due to inadequate information systems, we have implemented manual processes and controls that, in our opinion, provide reasonable assurance that our consolidated financial statements are free of material misstatement. The development of enhanced information systems is the ultimate remediation in these areas and we have already begun to develop such systems. We believe that the implementation of such systems will reduce the requirement for substantive manual testing and, therefore, reduce the possibility for error. It is our expectation that all systems will be operational during the first half of 2006, with individual modules becoming operational earlier.

           As indicated previously in this Form 10-K, we have assigned the highest priority to the short and long-term correction of the internal control deficiencies that have been identified and are initiating the steps necessary to analyze and monitor our control environment and to address any weaknesses and deficiencies. In addition to the weaknesses and deficiencies mentioned above, we have identified other, less significant, deficiencies that we do not consider to be "material weaknesses" but which we nonetheless believe should be remedied. These significant deficiencies have been disclosed to our Audit Committee and to our independent auditors. In conjunction with our internal auditors, we will continue to review, evaluate, document and test our internal controls and procedures as required under Section 404 of the Sarbanes-Oxley Act and may identify additional areas where disclosure and corrective measures are advisable or required.

           Management has discussed its remedial action plans with the Audit Committee and will continue to provide periodic updates on progress made.

Limitations of Effectiveness of Controls

           As of the date of this filing, we are satisfied that actions implemented to date (including augmenting our internal audit function) and those in progress will correct the material weaknesses and significant deficiencies in our internal controls and information systems that have been identified. We note that, like other companies, any system of internal controls, however well designed and operated, can provide only reasonable assurance, and not absolute assurance, that the objectives of the internal control system will be met. The design of any control system is based, in part, upon the benefits of the control system relative to its costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of control. In addition, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of inherent limitation in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We are continuing our assessment of the effectiveness of our internal control over financial reporting, and expect this review to be completed shortly. Interpool's independent auditors, KPMG LLP, are also continuing their testing of the effectiveness of our internal control over financial reporting and their assessment of management's assertion related to internal control over financial reporting as of the date this Form 10-K is filed. Any additional material weaknesses identified by management arising from the completion of our assessment or by the auditors upon completion of their attestation regarding our internal control over financial reporting will be included in an amended Form 10-K that will be issued on or before May 2, 2005.

ANNEX H

The following disclosure regarding "Net Income Per Share" was included in Note 1 to the Consolidated Financial Statements contained in our 2004 Form 10-K. To the extent applicable, similar disclosure will be included in our annual and quarterly reports for future periods:

Net income per share--

           Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period (which is net of treasury shares). Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of stock options and warrants and the unvested portion of restricted stock grants is computed using the treasury stock method, which assumes the repurchase of common shares at the average market price for the period. Stock options and warrants that do not have a dilutive effect (because the exercise price is above the market price) are not included in the diluted income per share. For the year ended December 31, 2004 (using the treasury stock method) warrants to purchase 76,052 shares and options to purchase 905 shares were not dilutive and were not included in diluted earnings per share. For the years ended December 31, 2003, and 2002, all stock options to acquire common shares were dilutive. There were no warrants outstanding during the year ended December 31, 2003 and 2002. Unvested restricted stock grants were dilutive for the years ended December 31, 2004 and 2003. See Note 14 to the Consolidated Financial Statements. There were no unvested restricted stock grants outstanding during the year ended December 31, 2002. The convertible redeemable subordinated debentures issued by the Company in December 2002, January 2003 and February 2003 were dilutive for the year ended December 31, 2003. For the years ended December 31, 2004 and 2002, these debentures (convertible into 1,487,285 and 17,599 shares, respectively) were not dilutive and were not included in diluted earnings per share. For further discussion of the debt characteristics of the convertible redeemable subordinated debentures, see Note 4 to the Consolidated Financial Statements.